                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.
                                                   Commission File No. 000-12957



                  ENZON                                  NPS
             PHARMACEUTICALS                        PHARMACEUTICALS

       Science, Pipeline, Products... Creating A New Biotechnology Leader



For Immediate Release                               Contact: David L. Clark
                                                    Vice President, Operations
                                                    NPS Pharmaceuticals, Inc.
                                                    (801) 583-4939

                                                    Susan Mesco
                                                    Director, Investor Relations
                                                    Enzon, Inc.
                                                    (908) 541-8678


         NPS AND ENZON ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING
                           PERIOD FOR PROPOSED MERGER

         Salt Lake City, UT, & Bridgewater, NJ, -- April 9, 2003 -- NPS Pharmaceuticals, Inc. (NASDAQ: NPSP) and Enzon Pharmaceuticals, Inc. (NASDAQ:
ENZN) today announced the expiration of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the previously announced proposed merger of NPS and Enzon. The expiration of the waiting period means that the requirements of the Hart-Scott-Rodino Act have been satisfied. NPS and Enzon expect to close the proposed merger promptly after approval by their respective stockholders.

Additional Information About the Proposed Merger and Where to Find it

         In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at http://www.enzon.com.

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         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC's web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at http://www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at http://www.enzon.com.

Cautionary Note Regarding Forward-Looking Statements

         This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the proposed merger of NPS and Enzon. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by the stockholders of NPS and Enzon and the satisfaction of closing conditions, including the receipt of regulatory approvals. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the registration statement on Form S-4 filed with the SEC on March 24, 2003 by Momentum Merger Corporation and NPS' Annual Report on Form 10-K filed with the SEC on March 21, 2003. Neither NPS nor Enzon undertakes any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

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